Mail Stop 3561

December 4, 2009

Yong Hui Li
AutoChina International Limited
No. 322 Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

> **Re:** **AutoChina International Limited**
> **Amendment No. 4 to Registration on Form F-1**
> **Filed November 24, 2009**
> **File No. 333-159607**

Dear Mr. Li:

We have reviewed your letter dated November 24, 2009 in response to our letter dated November 18, 2009 and the amendment to your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results…page 36

1. In your amendment filed on August 10, 2009 you stated that you expected the sale to close by the end of September 2009. In your amendment filed on November 9, 2009 you revised your disclosure to indicate that you expected the sale to close by the end of November 2009. We now note that your current amendment states that you expect the sale to be complete by the end of December 2009. Please revise your filing to state the reason(s) why the expected closing date of the sale continues to change and the reason(s) why you currently expect the sale to close by the end of December 2009.

Item 7. Recent Sales of Unregistered Securities, page II-2

2. We note your response and revisions to your filing in response to comment 6 from our letter dated November 18, 2009. We note, however, that you did not address the apparent lack of filing a Form D to reflect the unregistered issuance of 279,000 shares underlying the unit purchase options exercised by Charm Power Holdings Limited,

Rainbow Yield Limited, Lu Zhan Qin, Wang Ming Shu and Wang Shao Hua as requested. Please advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP
       Via facsimile